Mail Stop 4561

February 7, 2007

By mail and facsimile to 44-20-7992-4872

Mr. Douglas J. Flint
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

> **Re:** **HSBC Holdings plc**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed March 20, 2006**
> **File No. 001-14930**

Dear Mr. Flint:

We have reviewed your correspondence dated January 31, 2007 and have the following comment.

Form 20-F for the fiscal year ended December 31, 2005

Consolidated Financial Statements

Note 42 – Litigation, page 330

1.   We note your response to comment four of our letter dated December 8, 2006 that management concluded no individual item was sufficiently material to warrant individual disclosure. Please tell us how you considered the disclosure requirements of paragraphs 86 of IAS 37 when concluding that there were not contingent liabilities to be disclosed on an aggregated basis, including how you defined the classes of contingent liabilities. In summary form, please describe for us the nature and status of pending legal or regulatory actions, your estimate of likelihood regarding settlement, and quantify your estimate of your potential maximum exposure or range of exposure if determinable.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Sr. Assistant Chief Accountant